Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3, No. 333-00000) and related Prospectus of Stereotaxis, Inc. for the registration of $75,000,000 of debt securities, common stock, preferred stock, warrants, or units and to the incorporation by reference therein of our report dated March 12, 2009, except Note 19, as to which the date is August 6, 2009, with respect to the financial statements and schedule of Stereotaxis, Inc. for the year ended December 31, 2008 included in its Current Report on Form 8-K, filed with the Securities and Exchange Commission and of our report dated March 12, 2009 with respect to the effectiveness of internal control over financial reporting of Stereotaxis, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri

August 6, 2009